SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

ASA Gold and Precious Metals Limited

(Name of Registrant as Specified In Its Charter)

Saba Capital Management, L.P.

Boaz R. Weinstein

Maryann Bruce

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☑	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11.

DATED MAY 12, 2025

ASA Gold and Precious Metals Limited

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SUPPLEMENT TO THE PROXY STATEMENT OF

Saba Capital Management, L.P.

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PLEASE SIGN, DATE AND MAIL THE GOLD PROXY CARD TODAY

The following supplements and amends the definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2025 (the “Saba Proxy Statement”) by Saba Capital Management, L.P. and certain of its affiliates (“Saba”) in connection with its solicitation of proxies (the “Proxy Solicitation”) from the shareholders of ASA Gold and Precious Metals Limited (the “Fund”), a Bermuda exempted limited liability company and closed-end management investment company registered under the Bermuda Companies Act of 1981, as amended (the “Companies Act”), and the Investment Company Act of 1940, as amended (the “40 Act”) at the upcoming special general meeting of shareholders, including any adjournments or postponements thereof (the “Special Meeting”).

Except as described in this supplement, the information provided in the Saba Proxy Statement continues to apply and this supplement should be read in conjunction with the Saba Proxy Statement. To the extent the following information differs from, updates or conflicts with information contained in the Saba Proxy Statement, the supplemental information below is more current. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Saba Proxy Statement. If you need another copy of the Saba Proxy Statement, please contact our proxy solicitor, Campaign Management, toll free at (844) 395-0671 or via email at info@campaign-mgmt.com.

Supplemental Disclosures

Section 74(1) of the Companies Act requires the Board of Directors of a Bermuda company to convene a special general meeting of shareholders when requisitioned to do so by shareholders owning 10% or more of the company’s stock in record name. Funds advised by Saba deposited a requisition with the Fund on April 7, 2025 pursuant to such statute. Section 74(3) of the Companies Act provides that if the Board of Directors does not convene a requisitioned special general meeting within 21 days of the date of deposit of such requisition, the requisitionists may themselves convene and hold the meeting.

As the Board of Directors did not convene the special general meeting within 21 days of Saba’s deposit of the requisition, Saba convened the Special Meeting in a Notice of Special General Meeting of Shareholders (the “Notice of Meeting”) as disclosed in Saba’s DFAN14A filing with the SEC on April 29, 2025.

As set forth in the Notice of Meeting, the Special Meeting will be conducted via live webcast on June 13, 2025, at 11 a.m., Eastern Time, at www.virtualmeetingportal.com/ASA/2025, for the purpose of considering and acting upon the following business:

1.	To increase the size of the Board from four to five members (Proposal 1); and

2.	Subject to the passing of Proposal 1, to appoint Maryann Bruce as a director of the Fund with immediate effect.

Saba has set the record date for determining shareholders of the Fund entitled to receive notice of, and to vote at, the Special Meeting as May 12, 2025 (the “Record Date”).

Litigation

Separately, on April 30, 2025, Paul Kazarian (the “Petitioner”), as a director of the Fund, filed a petition (the “Petition”) in the Supreme Court of Bermuda (the “Court”) against the Fund, Mary Joan Hoene (a director of the Fund), and William Donovan (a director of the Fund), seeking to regulate the calling, holding, and/or conduct of both the Fund’s 2025 annual general meeting of shareholders (the “2025 AGM”) and the Special Meeting requisitioned by funds advised by Saba. The Petitioner also sought interim injuctive relief to prohibit the Fund, Ms. Hoene, and Mr. Donovan from improperly interfering with the 2025 AGM and the Special Meeting pending the Court’s final judgment on the Petition.1

On May 8, 2025, the Court issued the Bermuda equivalent of a temporary restraining order prohibiting the Fund, Ms. Hoene, and Mr. Donovan from interfering with the holding and/or conducting of the Special Meeting, and from purporting to act on behalf of the Fund, the Board, or the Litigation Committee of the Board with respect to any shareholder meeting or requisitions (including the Special Meeting). The Court further ordered the Fund, Ms. Hoene, and Mr. Donovan to withdraw or otherwise cancel any (a) documents provided to Broadridge Financial Solutions, Inc. on or after April 30, 2025 (including instructions to circulate such documents), and (b) filings made with the SEC on or after April 30, 2025 on behalf of the Fund or the Litigation Committee of the Board (including the preliminary proxy statement they filed on May 2, 2025), unless they had been approved by a majority of the full Board.

ACCORDINGLY WE URGE YOU TO DISREGARD ANY PROXY CARD OR OTHER PROXY MATERIALS YOU MAY RECEIVE OR HAVE RECEIVED FROM THE LITIGATION COMMITTEE OF THE BOARD.

Broker Non-Votes

A “broker non-vote” occurs with respect to a proposal when a broker, trustee, or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of shareholders but is not permitted to vote on other proposals without instructions from the beneficial owner. Under the rules of the NYSE, brokers, trustees, or other nominees may generally vote on routine matters without instructions from a beneficial owner but cannot vote on non-routine matters. We have been informed by NYSE that all matters considered at the Special Meeting will be non-routine. As a result, there will be no broker non-votes by such brokers, trustees, or other nominees with respect to such accounts. If you do not submit any voting instructions to your broker, trustee, or other nominee with respect to such accounts, your shares in such accounts will not be counted in determining the outcome of any of the proposals at the Special Meeting, nor will your shares be counted for purposes of determining whether a quorum exists.

We urge you to sign, date and return the GOLD proxy card to vote “FOR” Proposal 1 and “FOR” Proposal 2.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Campaign Management, toll free at (844) 395-0671 or via email at info@campaign-mgmt.com.

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1 See, DFAN14A filed by Saba with the SEC on May 1, 2025.